United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Interim Financial Statements

March 31, 2022

BRGAAP in R$ (English)

Vale S.A. Financial Statements

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2022, comprising the statement of financial position at that date and the income statement and the statements of comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the quarterly information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the quarter ended March 31, 2022. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, April 27, 2022

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes Ltda.	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2022	2021	2022	2021
Continuing operations
Net operating revenue	4(d)	56,719	68,792	31,244	46,075
Cost of goods sold and services rendered	5(a)	(24,174)	(23,587)	(12,468)	(12,439)
Gross profit		32,545	45,205	18,776	33,636

Operating expenses
Selling and administrative	5(b)	(629)	(572)	(301)	(323)
Research and development		(631)	(541)	(309)	(252)
Pre-operating and operational stoppage	23	(800)	(792)	(788)	(748)
Equity results and others results from subsidiaries	29	-	-	15,483	13,820
Brumadinho event and de-characterization of dams	21 and 23	(832)	(637)	(832)	(637)
Other operating expenses, net	5(c)	(581)	(54)	(551)	(487)
		(3,473)	(2,596)	12,702	11,373
Impairment reversal (impairment and disposals) of non-current assets	14	5,328	(654)	(264)	(8)
Operating income		34,400	41,955	31,214	45,001

Financial income	6	788	312	608	93
Financial expenses	6	(2,358)	(7,416)	(2,039)	(7,442)
Other financial items, net	6	194	6,919	(252)	652
Equity results and other results in associates and joint ventures	13,14 and 22	1,119	(12)	1,119	(12)
Income before income taxes		34,143	41,758	30,650	38,292

Income taxes	7
Current tax		(1,284)	(8,270)	(981)	(7,489)
Deferred tax		(9,702)	(1,680)	(6,623)	(239)
		(10,986)	(9,950)	(7,604)	(7,728)

Net income of continuing operations		23,157	31,808	23,046	30,564
Net income attributable to noncontrolling interests		117	73	-	-
Net income from continuing operations attributable to Vale's stockholders		23,040	31,735	23,046	30,564

Discontinued operations	14(a)
Net income (loss) from discontinued operations		6	(1,619)	-	-
Loss attributable to noncontrolling interests		-	(448)	-	-
Net income (Loss) from discontinued operations attributable to Vale's stockholders		6	(1,171)	-	-

Net income		23,163	30,189	23,046	30,564
Net income (loss) attributable to noncontrolling interests		117	(375)	-	-
Net income attributable to Vale's stockholders		23,046	30,564	23,046	30,564

Basic and diluted earnings per share attributable to Vale's stockholders:	8
Common share (R$)		4.79	5.96	4.79	5.96

As described in note 14, the coal segment is presented in these interim financial statements as discontinued operation, therefore, the comparative balances in the income statement were also reclassified.

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated		Parent Company
	Three-month period ended March 31,
	2022	2021	2022	2021
Net income	23,163	30,189	23,046	30,564
Other comprehensive income:
Items that will not be reclassified to income statement
Retirement benefit obligations (note 26)	158	1,642	(6)	(7)
Fair value adjustment to investment in equity securities (i)	-	1,553	-	1,279
Equity results (note 13)	-	-	164	1,923
	158	3,195	158	3,195
Items that may be reclassified to income statement
Translation adjustments	(9,808)	10,023	(9,091)	10,501
Net investment hedge (note 17)	1,129	(851)	1,129	(851)
Cash flow hedge (note 17)	(1,554)	88	12	-
Equity results (note 13)	-	-	(1,566)	88
Reclassification of cumulative translation adjustment to income statement (note 14)	(779)	(6,308)	(779)	(6,308)
	(11,012)	2,952	(10,295)	3,430
Total comprehensive income	12,309	36,336	12,909	37,189

Comprehensive income (loss) attributable to noncontrolling interests	(600)	(853)
Comprehensive income attributable to Vale's stockholders	12,909	37,189

(i) Refers to the fair value adjustment of the shares the Company has received as part of the consideration for the sale of Vale’s fertilizer business to The Mosaic Company in 2016. In November 2021, the Company sold all these shares for R$6,919 (US$1,259 million) in a block trade.

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated		Parent Company
	Three-month period ended March 31,
	2022	2021	2022	2021
Cash flow from operations (a)	29,182	49,604	23,311	56,680
Interest on loans and borrowings paid (note 20)	(946)	(1,585)	(1,207)	(1,989)
Cash received (paid) on settlement of derivatives, net (note 17)	(394)	(1,094)	30	(831)
Payments related to Brumadinho event (note 21)	(334)	(352)	(334)	(352)
Payments related to de-characterization of dams (note 23)	(357)	(461)	(357)	(461)
Income taxes (including settlement program)	(13,589)	(6,433)	(13,139)	(5,118)
Net cash provided by operating activities from continuing operations	13,562	39,679	8,304	47,929
Net cash provided (used) in operating activities from discontinued operations (note 14a)	213	(1,370)	-	-
Net cash provided by operating activities	13,775	38,309	8,304	47,929

Cash flow from investing activities:
Capital expenditures	(5,964)	(5,382)	(4,249)	(3,183)
Additions to investments (note 13)	(1)	(237)	(167)	(403)
Proceeds from disposal of CSI (note 14d)	2,269	-	-	-
Disbursement related to VNC sale (note 14d)	-	(3,134)	-	-
Dividends received from associates and joint ventures (note 13)	362	-	2	-
Short-term investment	(16)	(4,069)	(11)	(2,682)
Other investments activities, net	(2)	(513)	(16)	(10,657)
Net cash used in investing activities from continuing operations	(3,352)	(13,335)	(4,441)	(16,925)
Net cash used in investing activities from discontinued operations (note 14a)	(201)	214	-	-
Net cash used in investing activities	(3,553)	(13,121)	(4,441)	(16,925)

Cash flow from financing activities:
Loans and borrowings from third parties (note 20)	2,361	1,633	-	1,633
Payments of loans and borrowings from third parties (note 20)	(2,170)	(6,913)	(2,112)	(6,401)
Payments of leasing (note 20)	(216)	(282)	(29)	(102)
Dividends and interest on capital paid to stockholders (note 27c)	(17,849)	(21,866)	(17,849)	(21,866)
Dividends and interest on capital paid to noncontrolling interest	(16)	(15)	-	-
Share buyback program (note 27d)	(9,176)	-	(4,227)	-
Net cash used in financing activities from continuing operations	(27,066)	(27,443)	(24,217)	(26,736)
Net cash used in financing activities from discontinued operations (note 14a)	(54)	(22)	-	-
Net cash used in financing activities	(27,120)	(27,465)	(24,217)	(26,736)

Increase (reduction) in cash and cash equivalents	(16,898)	(2,277)	(20,354)	4,268
Cash and cash equivalents at the beginning of the period	65,409	70,086	34,266	14,609
Effect of exchange rate changes on cash and cash equivalents	(5,519)	5,590	-	-
Cash and cash equivalents from subsidiaries sold, net (note 14b)	(61)	-	-	-
Cash and cash equivalents at end of the period	42,931	73,399	13,912	18,877

Cash flow from operating activities:
Income before income taxes	34,143	41,758	30,650	38,292
Adjusted for:
Equity results and other results in associates and joint ventures (note 13)	(1,119)	12	(16,602)	(13,808)
Impairment reversal (impairment and disposals) of non-current assets (note 14)	(5,328)	654	264	8
Depreciation, depletion and amortization	3,591	4,012	2,128	2,047
Financial results, net (note 6)	1,376	185	1,683	6,697
De-characterization of dams	192	-	192	-
Changes in assets and liabilities:
Accounts receivable (note 9)	4,724	7,722	8,780	25,884
Inventories (note 10)	(1,423)	(1,018)	(137)	(111)
Suppliers and contractors (note 11) (i)	(3,837)	(1,697)	(2,258)	(1,749)
Payroll, related charges and other remunerations	(1,618)	(1,597)	(958)	(882)
Other assets and liabilities, net	(1,519)	(427)	(431)	302
Cash flow from operations (a)	29,182	49,604	23,311	56,680
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	71	87	71	87

(i) Includes variable lease payments.

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	20	42,931	65,409	13,912	34,266
Short-term investments	20	204	1,028	8	906
Accounts receivable	9	14,797	21,840	32,433	47,912
Other financial assets	12	1,272	619	1,026	410
Inventories	10	23,871	24,429	7,774	7,246
Recoverable taxes	7(d)	3,943	4,809	2,928	3,519
Others		1,370	1,198	5,166	1,867
		88,388	119,332	63,247	96,126

Non-current assets held for sale	14	3,831	5,468	1,190	35
		92,219	124,800	64,437	96,161
Non-current assets
Judicial deposits	25(c)	6,891	6,808	6,648	6,543
Other financial assets	12	1,850	796	1,310	480
Recoverable taxes	7(d)	5,480	5,220	3,262	2,650
Deferred income taxes	7(a)	53,029	63,847	47,489	54,119
Others		4,676	3,604	2,312	894
		71,926	80,275	61,021	64,686

Investments	13	9,130	9,771	130,593	143,640
Intangible	15	48,641	50,287	29,282	29,440
Property, plant, and equipment	16	219,400	233,995	125,603	123,959
		349,097	374,328	346,499	361,725
Total assets		441,316	499,128	410,936	457,886
Liabilities
Current liabilities
Suppliers and contractors	11	16,327	19,393	8,263	10,603
Loans, borrowings and leases	20	5,228	6,720	2,488	3,415
Other financial liabilities	12	11,147	10,946	18,757	11,954
Taxes payable	7(d)	4,393	12,150	3,969	11,129
Settlement program ("REFIS")	7(c)	1,835	1,810	1,835	1,810
Liabilities related to associates and joint ventures	22	11,186	9,964	11,186	9,964
Provisions	24	3,554	5,830	2,671	4,019
Liabilities related to Brumadinho	21	6,561	6,449	6,561	6,449
De-characterization of dams and asset retirement obligations	23	3,063	3,468	2,740	3,126
Others		4,041	6,106	3,005	2,744
		67,335	82,836	61,475	65,213
Liabilities associated with non-current assets held for sale	14	2,157	1,978	-	-
		69,492	84,814	61,475	65,213
Non-current liabilities
Loans, borrowings, and leases	20	61,175	70,189	13,682	16,520
Participative stockholders' debentures	19	20,366	19,078	20,366	19,078
Other financial liabilities	12	11,125	14,344	71,779	95,636
Settlement program ("REFIS")	7(c)	10,647	10,962	10,647	10,962
Deferred income taxes	7(a)	8,670	10,494	-	-
Provisions	24	13,182	19,082	7,541	7,496
Liabilities related to Brumadinho	21	13,301	13,288	13,301	13,288
De-characterization of dams and asset retirement obligations	23	36,055	41,753	23,535	23,658
Liabilities related to associates and joint ventures	22	6,105	7,407	6,105	7,407
Streaming transactions		7,972	9,927	-	-
Others		865	732	4,191	6,225
		189,463	217,256	171,147	200,270
Total liabilities		258,955	302,070	232,622	265,483

Stockholders' equity	27
Equity attributable to Vale's stockholders		178,314	192,403	178,314	192,403
Equity attributable to noncontrolling interests		4,047	4,655	-	-
Total stockholders' equity		182,361	197,058	178,314	192,403
Total liabilities and stockholders' equity		441,316	499,128	410,936	457,886

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2021	77,300	3,634	87,621	(29,189)	(6,899)	59,936	-	192,403	4,655	197,058
Net income	-	-	-	-	-	-	23,046	23,046	117	23,163
Other comprehensive income	-	-	-	-	(1,231)	(8,906)	-	(10,137)	(717)	(10,854)
Dividends and interest on capital of Vale's stockholders (note 27c)	-	-	(17,849)	-	-	-	-	(17,849)	-	(17,849)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(8)	(8)
Share buyback program (note 27d)	-	-	-	(9,176)	-	-	-	(9,176)	-	(9,176)
Share-based payment program	-	-	-	-	(72)	-	-	(72)	-	(72)
Treasury shares utilized and canceled (note 27b)	-	-	(14,589)	14,688	-	-	-	99	-	99
Balance at March 31, 2022	77,300	3,634	55,183	(23,677)	(8,202)	51,030	23,046	178,314	4,047	182,361

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2020	77,300	3,634	36,598	(6,452)	(7,307)	82,012	-	185,785	(4,799)	180,986
Net income (loss)	-	-	-	-	-	-	30,564	30,564	(375)	30,189
Other comprehensive income	-	-	-	-	3,012	3,613	-	6,625	(478)	6,147
Dividends and interest on capital of Vale's stockholders	-	-	(15,524)	-	-	-	-	(15,524)	-	(15,524)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(9)	(9)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	-	-	-	-	76	76
Treasury shares utilized (note 27b)	-	-	-	37	-	-	-	37	-	37
Balance at March 31, 2021	77,300	3,634	21,074	(6,415)	(4,295)	85,625	30,564	207,487	(5,585)	201,902

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Three-month period ended March 31,
	2022	2021	2022	2021
Generation of value added
Gross revenue
Revenue from products and services	57,375	69,595	31,865	46,835
Revenue from the construction of own assets	1,582	1,824	1,249	661
Other revenues	356	599	196	485
Less:
Cost of products, goods and services sold	(7,675)	(7,380)	(4,334)	(4,214)
Material, energy, third party services and other	(9,653)	(9,069)	(3,805)	(3,124)
Impairment of non-current assets and other results	5,328	(654)	(264)	(8)
Brumadinho event and de-characterization of dams	(832)	(637)	(832)	(637)
Other costs and expenses	(3,606)	(2,877)	(2,331)	(2,204)
Gross value added	42,875	51,401	21,744	37,794
Depreciation, amortization and depletion	(3,591)	(4,012)	(2,128)	(2,047)
Net value added	39,284	47,389	19,616	35,747

Received from third parties
Equity results from entities	1,119	(12)	16,602	13,808
Financial income	(6,275)	4,310	(6,128)	3,938
Total value added from continuing operations to be distributed	34,128	51,687	30,090	53,493
Value added from discontinued operations to be distributed (note 14)	305	(1,453)		-
Total value added to be distributed	34,433	50,234	30,090	53,493

Personnel and charges	2,216	2,169	1,283	1,102
Taxes and contributions	13,374	13,032	9,950	10,629
Interest (net derivatives and monetary and exchange rate variation)	(5,013)	4,422	(4,589)	10,608
Other remunerations of third party funds	394	256	400	590
Reinvested net income from continuing operations	23,040	31,735	23,046	30,564
Income (loss) from continuing operations attributable to noncontrolling interest	117	73		-
Distributed value added from continuing operations	34,128	51,687	30,090	53,493
Distributed value added from discontinued operations (note 14)	305	(1,453)		-
Distributed value added	34,433	50,234	30,090	53,493

The accompanying notes are an integral part of these interim financial statements.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.               Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicle manufacturing and metal alloys employed in the production process of several products, and (iii) copper, used in the construction sector to produce pipes and electrical wires. Vale also produces platinum group metals, gold, silver, and cobalt as by-products and operates a railroad and port logistics system in Brazil to outflow its production. Additionally, Vale produces thermal and metallurgical coal, which has been considered as a discontinued operation since December 31, 2021 (note 14a).

Most of the Company’s products are sold to international markets by Vale International S.A. (“VISA”), a trading company located in Switzerland.

The Company also has investments and assets to meet self-consumption of electric energy, with the objective of reducing energy costs, minimizing the risk of shortages and meeting its consumption needs through renewable sources.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of interim financial statements

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (CPC 21) of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council (“CFC”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2021. Accounting policies, accounting estimates and judgments, management of risk and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Executive Committee on April 27, 2022.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company and its associates and joint ventures in Brazil, is the Brazilian real (“R$”). The functional currency of direct subsidiaries operating in an international economic environment is the US dollar (“US$”).

The income statement and cash flows statements of the investees, with a different functional currency from the Parent Company, are translated into Brazilian real at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the stockholders’ equity are recognized in the income statement for the year.

The main exchange rates used by the Company to translate its foreign operations are as follows:

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2022	December 31, 2021	2022	2021
US Dollar ("US$")	4.7378	5.5805	5.2299	5.4833
Canadian dollar ("CAD")	3.7960	4.3882	4.1302	4.3323
Euro ("EUR")	5.2561	6.3210	5.8726	6.6033

c) Russia-Ukraine conflict

The Company’s business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions in connection with the military conflict between Russia and Ukraine.

The resulting economic sanctions imposed by the United States, the European Union, the UK and other countries as a direct consequence of this conflict may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices and bring heightened near-term uncertainty to the global financial system, including through instability of credit and of capital markets.

At this time, the effects of the of the Russia-Ukraine conflict have not caused significant impacts on the Company’s operations nor on the fair value of its assets and liabilities. However, escalation of the Russia-Ukraine conflict may adversely affect the Company’s business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world.

3.       Significant events in the current period

Financial Position, Cash Flows and Income Statement for the period ended March 31, 2022 were particularly affected by the following events and transactions:

Sale of Midwestern System assets (note 14c). In April 2022, the Company entered into a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of all interests held on Vale’s iron ore, manganese ore and logistics assets in the Midwestern System. At closing, the Company expects to receive approximately R$711 (US$150 million), in addition to transferring to J&F the obligations related to the take-or-pay logistics contracts. These assets were classified as held for sale during the reporting period, which resulted in a gain in the amount of R$5,632 (US$1,134 million) recorded in the three-month period ended March 31, 2022, due to the reversal of the impairment of property, plant and equipment and the provision related to take-or-pay logistics contracts.

Sale of ownership in California Steel Industries (“CSI”) (note 14d). In February 2022, the Company sold its 50% ownership interest in CSI to Nucor Corporation, for R$2,269 (US$437 million). Upon completion of the transaction, Vale recorded a gain of R$1,545 (US$297 million) in the three-month period ended March 31, 2022, mainly due to the reclassification of cumulative translation adjustment to income statement during the period.

Discontinued operation (note 14a). In April 2022 (subsequent event), the Company concluded the sale of its equity interest in coal and logistics operations to Vulcan Minerals and received R$1,280 (US$270 million) for the net assets of these operations. Following the completion of the transaction, the Company will recognize a gain of approximately R$11,500 (US$2,427 million) in the second quarter of 2022, which is mainly due to the reclassification of the cumulative translation adjustments from equity to net income.

Remuneration to stockholders (note 27c). In March 2022, the Company paid dividends and interest on equity to its shareholders in the amount of R$17,849 (US$3,480 million).

Share buyback (note 27d). Following the common share buyback programs, of up to 470,000,000 shares, as approved in 2021, the Company had repurchased 100,156,362 common shares and their respective ADRs as of March 31, 2022, corresponding to the total amount of R$9,176 (US$1,788 million).

Railroad Concession (note 12a). In April, 2022 (subsequent event), the Company paid in advance R$796 (US$168 million) of its concession grant obligation related to the Estrada de Ferro Carajás (“EFC”).

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Cancellation of common shares held in treasury (note 27b). In February 2022, the Company approved the cancellation of 133,418,347 common shares held in treasury, with the effect of R$14,589 (US$2,801 million) recorded as a reclassification in the shareholders' equity presented as “Treasury shares used and cancelled”.

4.        Information by business segment and geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA), among other measures.

The Company allocates to “Other” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Costs related to the Brumadinho event are allocated to "Other" as well.

In the current period, the Company has allocated the financial information of the Midwestern System to “Other” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation. The comparative periods were revised to reflect this change in the allocation criteria.

a) Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) Impairment reversal (impairment and disposals) of non-current assets.

	Consolidated
	Three-month period ended March 31, 2022
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	38,116	(11,090)	(285)	(179)	(584)	-	25,978
Iron ore pellets	7,161	(2,755)	27	(3)	(29)	-	4,401
Ferroalloys and manganese	77	(77)	(14)	(3)	(12)	-	(29)
Other ferrous products and services	519	(328)	2	(1)	(4)	-	188
	45,873	(14,250)	(270)	(186)	(629)	-	30,538

Base metals
Nickel and other products	7,594	(4,741)	(41)	(86)	(1)	-	2,725
Copper	2,488	(1,189)	37	(133)	(9)	-	1,194
	10,082	(5,930)	(4)	(219)	(10)	-	3,919

Brumadinho event and de-characterization of dams	-	-	(832)	-	-	-	(832)
COVID-19	-	-	-	-	-	-	-
Other	764	(620)	(876)	(225)	(5)	2	(960)
Total of continuing operations	56,719	(20,800)	(1,982)	(630)	(644)	2	32,665

Discontinued operations – Coal	2,308	(1,370)	(57)	(7)	-	-	874

Total	59,027	(22,170)	(2,039)	(637)	(644)	2	33,539

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended March 31, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	49,636	(11,128)	(121)	(184)	(501)	-	37,702
Iron ore pellets	6,637	(2,105)	160	(4)	(72)	-	4,616
Ferroalloys and manganese	250	(122)	(5)	(1)	(23)	-	99
Other ferrous products and services	536	(362)	10	(1)	-	-	183
	57,059	(13,717)	44	(190)	(596)	-	42,600

Base metals
Nickel and other products	7,880	(4,238)	(54)	(60)	(2)	-	3,526
Copper	3,010	(904)	1	(102)	(3)	-	2,002
	10,890	(5,142)	(53)	(162)	(5)	-	5,528

Brumadinho event and de-characterization of dams	-	-	(637)	-	-	-	(637)
COVID-19	-	-	(9)	-	-	-	(9)
Other (i)	843	(949)	(560)	(188)	(7)	-	(861)
Total of continuing operations	68,792	(19,808)	(1,215)	(540)	(608)	-	46,621

Discontinued operations – Coal	509	(1,810)	8	(11)	-	424	(880)

Total	69,301	(21,618)	(1,207)	(551)	(608)	424	45,741

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of R$191 (US$34 million).

Adjusted LAJIDA (EBITDA) is reconciled to net income as follows:

Continuing operations

	Consolidated
	Three-month period ended March 31,
	2022	2021
Net income from continuing operations attributable to Vale's stockholders	23,040	31,735
Net income attributable to noncontrolling interests	117	73
Net income	23,157	31,808
Depreciation, depletion and amortization	3,591	4,012
Income taxes	10,986	9,950
Financial results	1,376	185
LAJIDA (EBITDA) from continuing operations	39,110	45,955

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	(1,119)	12
Dividends received from associates and joint ventures	2	-
Impairment reversal (impairment and disposals) of non-current assets	(5,328)	654
Adjusted LAJIDA (EBITDA) from continuing operations	32,665	46,621

Discontinued operations (Coal)

	Consolidated
	Three-month period ended March 31,
	2022	2021
Net income (loss) from discontinued operations attributable to Vale's stockholders	6	(1,171)
Loss attributable to noncontrolling interests	-	(448)
Net income (loss)	6	(1,619)
Income taxes	9	-
Financial results	33	(9)
LAJIDA (EBITDA) from discontinued operations	48	(1,628)

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results in associates and joint ventures	-	81
Dividends received and interest from associates and joint ventures (i)	-	424
Impairment of non-current assets	826	243
Adjusted LAJIDA (EBITDA) from discontinued operations	874	(880)

(i) Includes the remuneration of the financial instrument of the Coal segment.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Assets by segment

	Consolidated
	March 31, 2022			December 31, 2021
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible
Ferrous minerals	12,147	6,371	159,488	12,199	6,214	161,770
Base metals	7,393	85	97,363	7,725	95	112,317
Others	-	2,674	11,190	120	3,462	10,195
Total	19,540	9,130	268,041	20,044	9,771	284,282

	Consolidated
	Three-month period ended March 31,
	2022			2021
	Capital expenditures			Capital expenditures
	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,641	933	2,172	2,893	446	2,150
Base metals	1,410	353	1,343	1,594	374	1,738
Others	163	464	76	63	12	124
Total	4,214	1,750	3,591	4,550	832	4,012

(i) According to the Company's remuneration policy, the sustaining capital investments are deducted from the 30% of the adjusted EBITDA. The calculation also considers the current investment of discontinued coal operations, which was R$201 (US$38 million) in the three-month period ended March 31, 2022.

c)       Assets by geographic area

	Consolidated
	March 31, 2022				December 31, 2021
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	9,028	39,182	135,201	183,411	9,656	39,339	132,772	181,767
Canada	-	9,426	57,503	66,929	-	10,927	69,429	80,356
Americas, except Brazil and Canada	-	-	17	17	-	-	15	15
Europe	-	-	3,428	3,428	-	-	4,124	4,124
Indonesia	-	23	12,838	12,861	-	8	15,197	15,205
Asia, except Indonesia and China	102	-	4,049	4,151	115	-	4,879	4,994
China	-	8	113	121	-	11	117	128
Oman	-	2	6,251	6,253	-	2	7,462	7,464
Total	9,130	48,641	219,400	277,171	9,771	50,287	233,995	294,053

d)       Net operating revenue by geographic area

	Consolidated
	Three-month period ended March 31, 2022
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	681	864	250	1,795
United States of America	141	1,496	-	1,637
Germany	672	2,002	-	2,674
Europe, except Germany	2,819	2,170	-	4,989
Middle East, Africa, and Oceania	2,607	18	-	2,625
Japan	3,556	995	-	4,551
China	26,824	1,501	-	28,325
Asia, except Japan and China	3,291	963	-	4,254
Brazil	5,282	73	514	5,869
Net operating revenue	45,873	10,082	764	56,719

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended March 31, 2021
	Ferrous minerals	Base metals	Others	Total
Americas, except United States and Brazil	983	520	238	1,741
United States of America	544	1,567	-	2,111
Germany	937	2,546	-	3,483
Europe, except Germany	3,234	3,864	-	7,098
Middle East, Africa, and Oceania	1,499	2	-	1,501
Japan	2,893	527	-	3,420
China	37,208	875	-	38,083
Asia, except Japan and China	4,279	865	-	5,144
Brazil	5,482	124	605	6,211
Net operating revenue	57,059	10,890	843	68,792

5.       Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended March 31,
	2022	2021
Personnel	1,991	2,103
Materials and services	3,557	3,466
Fuel oil and gas	1,490	1,033
Maintenance	3,283	3,427
Royalties	1,097	1,379
Energy	793	775
Acquisition of products	2,395	1,878
Depreciation, depletion and amortization	3,374	3,779
Freight	4,332	4,293
Others	1,862	1,454
Total	24,174	23,587

Cost of goods sold	23,481	22,855
Cost of services rendered	693	732
Total	24,174	23,587

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended March 31,
	2022	2021
Selling	98	93
Personnel	279	260
Services	115	92
Depreciation and amortization	60	48
Others	77	79
Total	629	572

c)       Other operating expenses, net

	Consolidated
	Three-month period ended March 31,
	2022	2021
Provision for litigations	85	88
Profit sharing program	247	121
Others	249	(155)
Total	581	54

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6.        Financial results

	Consolidated
	Three-month period ended March 31,
	2022	2021
Financial income
Short-term investments	678	149
Others	110	163
	788	312
Financial expenses
Loans and borrowings gross interest	(843)	(1,026)
Capitalized loans and borrowing costs	71	87
Participative stockholders' debentures (note 19)	(1,311)	(5,314)
Interest on REFIS	(111)	(38)
Interest on lease liabilities (note 20)	(79)	(92)
Financial guarantees	613	(201)
Expenses with cash tender offer repurchased	-	(354)
Others	(698)	(478)
	(2,358)	(7,416)
Other financial items, net
Net foreign exchange gains (losses)	(4,273)	1,782
Derivative financial instruments (note 17)	4,421	(2,422)
Reclassification of cumulative translation adjustments to the income statement (note 13)	-	6,308
Indexation gains, net	46	1,251
	194	6,919
Total	(1,376)	(185)

a) Financial guarantees

As of March 31, 2022, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures totaled R$7,405 (US$1,563 million) (December 31, 2021: R$8,443 (US$1,513 million)). The fair value of these financial guarantees was recorded under “Other non-current liabilities” in the amount of R$2,412 (US$509 million) (December 31, 2021: R$3,026 (US$542 million)).

7.        Taxes

a) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2021	63,847	10,494	53,353
Effect in income statement	(9,532)	170	(9,702)
Translation adjustment	(1,112)	(1,292)	180
Other comprehensive income	(174)	(555)	381
Sale of ownership in California Steel Industries (note 14d)	-	(147)	147
Balance at March 31, 2022	53,029	8,670	44,359

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	53,711	9,198	44,513
Effect in income statement	(1,406)	274	(1,680)
Translation adjustment	840	916	(76)
Other comprehensive income	(686)	690	(1,376)
Balance at March 31, 2021	52,459	11,078	41,381

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended March 31,
	2022	2021
Income before income taxes	34,143	41,758
Income taxes at statutory rate – 34%	(11,609)	(14,198)
Adjustments that affect the basis of taxes:
Tax incentives	2,546	2,501
Equity results	44	(28)
Foreign exchange variation on tax losses carryforward	(3,572)	(5)
Others	1,605	1,780
Income taxes	(10,986)	(9,950)

c)       Income taxes - Settlement program (“REFIS”)

	Consolidated
	March 31, 2022	December 31, 2021
Current liabilities	1,835	1,810
Non-current liabilities	10,647	10,962
REFIS liabilities	12,482	12,772

SELIC rate	11.75%	9.25%

It mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2021 financial statements.

e) Recoverable and payable taxes

						Consolidated
	March 31, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	950	-	142	1,209	60	906
Brazilian federal contributions	2,536	3,058	71	2,903	2,851	66
Income taxes	394	2,421	3,075	630	2,309	10,385
Financial compensation for the exploration of mineral resources - CFEM	-	-	326	-	-	328
Others	63	1	779	67	-	465
Total	3,943	5,480	4,393	4,809	5,220	12,150

8.               Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2022	2021
Net income attributable to Vale's stockholders:
Net income from continuing operations	23,040	31,735
Net income (loss) from discontinued operations	6	(1,171)
	23,046	30,564
Thousands of shares
Weighted average number of common shares outstanding	4,807,641	5,130,188
Weighted average number of common shares outstanding and potential ordinary shares	4,811,926	5,134,612

Basic and diluted earnings per share from continuing operations:
Common share (R$)	4.79	6.19
Basic and diluted loss per share from discontinued operations:
Common share (R$)	-	(0.23)
Basic and diluted earnings per share:
Common share (R$)	4.79	5.96

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9.               Accounts receivable

	Consolidated
	March 31, 2022	December 31, 2021
Receivables from customer contracts
Related parties (note 28)	1,416	608
Third parties
Ferrous minerals	9,530	16,868
Base metals	3,254	3,730
Others	829	900
Accounts receivable	15,029	22,106
Expected credit loss	(232)	(266)
Accounts receivable, net	14,797	21,840

No customer individually represented 10% or more of the Company’s accounts receivable or revenues for both periods presented above.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 17). The selling price of these products can be measured reliably at each period since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	March 31, 2022
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on Revenue
Iron ore	15,431	150.3	+/-10%	+/- 1.213
Copper	66	12,610.4	+/-10%	+/- 437

10.               Inventories

	Consolidated
	March 31, 2022	December 31, 2021
Finished products	15,437	15,615
Work in progress	4,233	4,566
Consumable inventory	4,718	4,777

Allowance to net realizable value (i)	(517)	(529)
Total	23,871	24,429

(i) In the period ended March 31, 2022, the effect of provision for net realizable value was R$53 (US$10 million) (March 31, 2021: reversal of R$66 (US$12 million)).

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.               Suppliers and contractors

	Consolidated
	March 31, 2022	December 31, 2021
Third parties - Brazil	7,447	9,856
Third parties - Abroad	8,136	9,038
Related parties (note 28)	744	499
Total	16,327	19,393

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12.       Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Other financial assets
Restricted cash	-	-	722	653
Derivative financial instruments (note 17a)	1,272	619	1,100	110
Investments in equity securities (i)	-	-	28	33
	1,272	619	1,850	796
Other financial liabilities
Derivative financial instruments (note 17a)	2,650	1,355	1,213	3,301
Other financial liabilities - Related parties (note 28)	1,800	2,192	-	-
Financial guarantees provided (note 6a)	-	-	2,412	3,026
Liabilities related to the concession grant	4,348	4,241	7,500	8,017
Contract liability	2,349	3,158	-	-
	11,147	10,946	11,125	14,344

(i) The Company has an investment of R$28 (US$6 million), corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, which is working on the development of a technology focused on reducing carbon dioxide emissions in steel production.

a) Liabilities related to the concession grant

The Board of Directors approved on October 28, 2021 the prepayment in the amount of R$2,104 (US$444 million) of the grant obligation and, on April 14, 2022 (subsequent event), the Company paid R$796 (US$168 million), out of the approved prepayment, which corresponds to its full concession grant obligation of the Estrada de Ferro Carajás ("EFC"). The outstanding balance of the concession grant obligation after the prepayment will be approximately R$2,389 (US$504 million), of which R$1,308 (US$276 million) could be settled in advance as already approved by the Board of Directors, and the remaining amount will be settled in quarterly instalments until 2057.

	Liability		Discount rate
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Concession grant	3,185	3,271	11.04%	11.04%
Midwest Integration Railway ("FICO")	6,685	6,730	5.29%	5.11%
Infrastructure program	1,838	1,910	5.43%	5.22%
West-East Integration Railway ("FIOL")	140	347	5.81%	5.75%
Total	11,848	12,258

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13.       Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results in the income statement		Dividends received
					Three-month period ended March 31,		Three-month period ended March 31,
	% ownership	% voting capital	March 31, 2022	December 31, 2021	2022	2021	2022	2021
Associates and joint ventures
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	120	117	3	7	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	382	284	62	29	-	-
Companhia Hispano-Brasileira de Pelotização	50.89	50.89	213	211	2	-	-	-
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	316	270	7	22	-	-
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	773	720	53	18	-	-
MRS Logística S.A.	48.16	46.75	2,383	2,334	49	93	-	-
Samarco Mineração S.A. (note 22)	50.00	50.00	-	-	-	-	-	-
VLI S.A.	29.60	29.60	2,184	2,278	(94)	(83)	-	-
			6,371	6,214	82	86	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	85	95	8	-	-	-
			85	95	8	-	-	-
Others
Aliança Geração de Energia S.A.	55.00	55.00	1,809	2,046	41	56	-	-
Aliança Norte Energia Participações S.A.	51.00	51.00	578	586	(8)	(6)	-	-
California Steel Industries, Inc.	50.00	50.00	-	-	-	68	360	-
Companhia Siderúrgica do Pecém ("CSP")	50.00	50.00	-	553	-	(237)	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	-	-	(51)	-	-
Others	-	-	287	277	14	3	2	-
			2,674	3,462	47	(167)	362	-
Total			9,130	9,771	137	(81)	362	-

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Changes in the period

	Consolidated
	2022	2021
Balance at January 1,	9,771	10,557
Capital contributions to CSP	1	237
Translation adjustment	(22)	134
Equity results in income statement	137	(81)
Dividends declared	(206)	(195)
Transfer of the equity results to discontinued operations (note 14a)	-	(81)
Impairment of CSP	(553)	-
Others	2	87
Balance at March 31,	9,130	10,658

14.       Non-current assets and liabilities held for sales and discontinued operations

	March 31, 2022
	Coal (Discontinued operation)	Manganese assets	Midwestern System assets	Other	Total
Assets
Accounts receivable	-	-	147	-	147
Inventories	1,164	-	79	-	1,243
Taxes	1,186	-	52	-	1,238
Other assets	128	-	45	-	173
Property, plant and equipment	-	-	995	35	1,030
	2,478	-	1,318	35	3,831

Liabilities
Suppliers and contractors	494	-	184	-	678
Other liabilities	1,033	-	446	-	1,479
	1,527	-	630	-	2,157
Net assets held for sale	951	-	688	35	1,674

	December 31, 2021
	Coal (Discontinued operation)	Manganese assets	Midwestern System assets	Other	Total
Assets
Accounts receivable	2	59	-	-	61
Inventories	933	66	-	-	999
Taxes	2,031	95	-	-	2,126
Investments	-	-	-	2,131	2,131
Other assets	112	4	-	-	116
Property, plant and equipment	-	-	-	35	35
	3,078	224	-	2,166	5,468

Liabilities
Suppliers and contractors	613	54	-	-	667
Other liabilities	1,292	19	-	-	1,311
	1,905	73	-	-	1,978
Net assets held for sale	1,173	151	-	2,166	3,490

a) Coal (Discontinued operation)

In June 2021, in preparation for a sale of the coal operation in connection with the sustainable mining strategic agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”).

Following the acquisition of Mitsui’s stakes, and therefore simplification of governance and asset management, the Company started the process of divesting its participation in the coal business, which resulted in a binding agreement with Vulcan Resources (formerly known as Vulcan Minerals - “Vulcan”) in December 2021.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Under the terms of this transaction, Vulcan has committed to pay R$1,280 (US$270 million), in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions, and so due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. Therefore, the Company adjusted the net assets of the coal business to the fair value less cost of disposal, which resulted in an impairment loss of R$13.298 (US$2,511 million) and started presenting the coal segment as a discontinued operation from December 2021.

In 2022, the Company recorded additional losses of R$826 (US$160 million) in the net income from discontinued operations for the three-month period ended March 31, 2022, mainly due to the impairment of assets acquired in the current period of R$270 (US$48 million) (2021: R$ 243 (US$ 44 million)) and other working capital adjustments in the amount of R$556 (US$112 million).

On April 25, 2022 (subsequent event), the transaction was completed after the satisfaction of the conditions precedent and the Company will recognize a gain of approximately R$11,500 (US$2,427 million) in the second quarter of 2022 mainly due to the reclassification of the cumulative translation adjustments net off the disposal of the minority interest balance and the de-consolidation of the coal business.

(a.i) Net income and cash flows from discontinued operations

	Consolidated
	Three-month period ended March 31,
	2022	2021
Net income from discontinued operations
Net operating revenue	2,308	509
Cost of goods sold and services rendered	(1,370)	(1,810)
Operating expenses	(64)	(3)
Impairment and disposals of non-current assets	(826)	(243)
Operating income (loss)	48	(1,547)
Financial Results, net	(33)	9
Equity results in associates and joint ventures	-	(81)
Net income (loss) before income taxes	15	(1,619)
Income taxes	(9)	-
Net income (loss) from discontinued operations	6	(1,619)
Loss attributable to noncontrolling interests	-	(448)
Net income (loss) attributable to Vale's stockholders	6	(1,171)

	Consolidated
	Three-month period ended March 31,
	2022	2021
Cash flow from discontinued operations
Operating activities
Net income (loss) before income taxes	15	(1,619)
Adjustments:
Equity results in associates and joint ventures	-	81
Impairment and disposals of non-current assets	826	243
Financial Results, net	33	(9)
Decrease in assets and liabilities	(661)	(66)
Net cash provided (used) by operating activities	213	(1,370)

Investing activities
Additions to property, plant and equipment	(201)	(159)
Others	-	373
Net cash provided (used) in investing activities	(201)	214

Financing activities
Payments	(54)	(22)
Net cash used in financing activities	(54)	(22)
Net cash used by discontinued operations	(42)	(1,178)

b) Manganese ferroalloys operations in Minas Gerais

In January 2022, the Company completed the sale of its ferroalloys operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of R$210 (US$40 million). As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for the three-month period ended March 31, 2022. As a result, the Company no longer has manganese ferroalloys operations.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Midwestern System assets

During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System, through its equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación Sociedad Anónima. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of these assets, which was signed on April 6, 2022, for the sale of these assets. At closing, the Company expects to receive approximately R$711 (US$150 million), in addition to transferring to J&F all assets and liabilities, including the obligations related to the take-or-pay logistics contracts.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts in the amount of R$4,629 (US$932 million) that were deemed onerous contracts under the Company’s business model for the Midwestern System, which has a negative net asset of R$4,226 (US$892 million) before reclassification to “Non-current assets and liabilities held for sale” on March 31, 2022.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,632 (US$1,134 million) recorded as “Impairment reversal (impairment and disposals) of non-current assets”, of which R$1,003 (US$202 million) relates to the impairment reversal on the Property, plant and equipment and R$4,629 (US$932 million) is due to the remeasurement of the onerous contract liability.

The closing of the transaction with J&F is expected to be completed in 2022 and is subject to customary conditions precedent, including but not limited to the approval by antitrust authorities (“CADE”), the National Agency for Waterway Transportation (“ANTAQ”), the National Defense Council (“CDN”) and other authorities.

d) Other

California Steel Industries (“CSI”): In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for R$2,269 (US$437 million). In February 2022, the Company concluded the sale and recorded a gain of R$1,545 (US$297 million) for the three-month period ended March 31, 2022, as “Equity results and other results in associates and joint ventures”, of which R$766 (US$147 million) relates to a gain from the sale and R$779 (US$150 million) is due the reclassification of the cumulative translation adjustments from the stockholders’ equity to the income statement.

Vale Nouvelle-Calédonie S.A.S. (“VNC”): In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of R$2,573 (US$500 million) upon closing of the transaction and this amount has been provided for as of December 31, 2020.

With the final agreement signed in March 2021, the assumed obligation has increased, and the Company disbursed R$3,134 (US$555 million) at closing of the transaction. The additional provision combined with other working capital adjustments, resulted in an additional loss in the amount of R$549 (US$98 million), presented as “Impairment reversal (impairment and disposals) of non-current assets” in the income statement for the three-month period ended March 31, 2021. Upon closing of the transaction, the Company also recognized a gain of R$6,391 (US$1,132 million) arising from the cumulative translation adjustments reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.       Intangibles

	Consolidated
	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2021	17,905	29,149	479	2,754	50,287
Additions	-	186	46	18	250
Disposals	-	(43)	-	-	(43)
Amortization	-	(305)	(55)	-	(360)
Translation adjustment	(1,469)	-	(24)	-	(1,493)
Balance at March 31, 2022	16,436	28,987	446	2,772	48,641
Cost	16,436	35,387	2,739	2,772	57,334
Accumulated amortization	-	(6,400)	(2,293)	-	(8,693)
Balance at March 31, 2022	16,436	28,987	446	2,772	48,641

	Consolidated
	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2020	17,141	28,015	396	2,757	48,309
Additions	-	183	78	-	261
Disposals	-	(13)	-	-	(13)
Amortization	-	(297)	(41)	-	(338)
Translation adjustment	1,106	-	18	-	1,124
Balance at March 31, 2021	18,247	27,888	451	2,757	49,343
Cost	18,247	33,330	4,077	2,757	58,411
Accumulated amortization	-	(5,442)	(3,626)	-	(9,068)
Balance at March 31, 2021	18,247	27,888	451	2,757	49,343

16.       Property, plant and equipment

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2021	45,408	40,357	26,463	43,206	13,024	8,579	13,864	43,094	233,995
Additions (i)	-	-	-	-	-	140	-	5,298	5,438
Disposals	(9)	(36)	(5)	-	(16)	-	(1)	(153)	(220)
Asset retirement obligation (note 23b)	-	-	-	(2,757)	-	-	-	-	(2,757)
Depreciation, depletion and amortization	(528)	(631)	(901)	(635)	(209)	(243)	(363)	-	(3,510)
Impairment reversal	261	156	303	175	-	-	100	-	995
Transfer to asset held for sale - Midwestern System	(261)	(156)	(303)	(175)	-	-	(100)	-	(995)
Translation adjustment	(1,934)	(999)	(2,062)	(4,179)	(52)	(964)	(808)	(2,548)	(13,546)
Transfers	126	759	456	28	294	-	487	(2,150)	-
Balance at March 31, 2022	43,063	39,450	23,951	35,663	13,041	7,512	13,179	43,541	219,400
Cost	78,077	62,931	55,502	81,795	20,928	10,098	29,292	43,541	382,164
Accumulated depreciation	(35,014)	(23,481)	(31,551)	(46,132)	(7,887)	(2,586)	(16,113)	-	(162,764)
Balance at March 31, 2022	43,063	39,450	23,951	35,663	13,041	7,512	13,179	43,541	219,400

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	44,646	39,448	25,637	41,853	13,108	8,121	12,968	28,055	213,836
Additions (i)	-	-	-	-	-	209	-	5,144	5,353
Disposals	(2)	-	(4)	-	-	-	-	(101)	(107)
Asset retirement obligation	-	-	-	(2,101)	-	-	-	-	(2,101)
Depreciation, depletion and amortization	(562)	(623)	(872)	(759)	(211)	(223)	(346)	-	(3,596)
Impairment	-	-	-	-	-	-	-	(244)	(244)
Translation adjustment	1,396	767	1,390	3,121	35	614	572	1,511	9,406
Transfers	189	416	773	123	102	-	355	(1,958)	-
Balance at March 31, 2021	45,667	40,008	26,924	42,237	13,034	8,721	13,549	32,407	222,547
Cost	82,652	62,826	59,196	94,445	20,186	11,186	32,447	32,407	395,345
Accumulated depreciation	(36,985)	(22,818)	(32,272)	(52,208)	(7,152)	(2,465)	(18,898)	-	(172,798)
Balance at March 31, 2021	45,667	40,008	26,924	42,237	13,034	8,721	13,549	32,407	222,547

(i) Includes capitalized interests.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Right-of-use assets (leases)

	December 31, 2021	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2022
Ports	3,797	4	(69)	(485)	3,247
Vessels	2,744	-	(56)	(407)	2,281
Pelletizing plants	1,203	42	(60)	-	1,185
Properties	468	94	(40)	(13)	509
Energy plants	271	-	(9)	(35)	227
Mining equipment	96	-	(9)	(24)	63
Total	8,579	140	(243)	(964)	7,512

Lease liabilities are presented in note 20.

17.       Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Consolidated
	Assets
	March 31, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	18	40	-	-
IPCA swap	278	-	228	-
Pre-dollar swap and forward transactions	680	839	112	46
Libor swap	52	167	6	62
	1028	1046	346	108
Commodities price risk
Base metals products	94	54	156	2
Gasoil, Brent and freight	92	-	47	-
	186	54	203	2
Others	58	-	70	-
	58	-	70	-
Total	1,272	1,100	619	110

	Consolidated
	Liabilities
	March 31, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	295	842	842	2,453
IPCA swap	-	325	26	629
Pre-dollar swap and forward transactions	178	12	321	213
Libor swap	-	-	-	6
	473	1,179	1,189	3,301
Commodities price risk
Base metals products	2,169	-	149	-
Gasoil, Brent and freight	5	-	14	-
	2,174	-	163	-
Others	3	34	3	-
Total	2,650	1,213	1,355	3,301

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Net exposure

	Consolidated
	March 31, 2022	December 31, 2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,079)	(3,295)
IPCA swap	(47)	(427)
Pre-dollar swap and forward transactions	1,329	(376)
Libor swap (i)	219	62
	422	(4,036)
Commodities price risk
Base metals products	(2,021)	9
Gasoil, Brent and freight	87	33
	(1934)	42
Others	21	67
	21	67
Total	(1,491)	(3,927)

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts and is monitoring and advising various areas of Vale on the necessary initiatives.

c)       Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	2,154	(1,489)
IPCA swap	381	80
Eurobonds swap	-	(154)
Pre-dollar swap and forward operations	1,718	(1,136)
Libor swap	178	53
	4,431	(2,646)
Commodities price risk
Base metals products	(39)	(13)
Gasoil, Brent and freight	76	229
	37	216
Others	(47)	8
	(47)	8
Total	4,421	(2,422)

d)       Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	6	(486)
IPCA swap	-	(97)
Eurobonds swap	-	(162)
Pre-dollar swap and forward operations	13	(423)
Libor swap	(3)	(2)
	16	(1,170)
Commodities price risk
Base metals products	(426)	(33)
Gasoil, Brent and freight	16	109
	(410)	76

Total	(394)	(1,094)

e) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2022	2021
Net investment hedge	1,129	(851)
Cash flow hedge (Nickel and Palladium)	(1,554)	88

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Cash flow hedge (Nickel)

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/ton)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022	2023+
Nickel Revenue Hedge Program
Forward	41,475	39,575	S	21,436	(2,078)	(143)	(379)	334	(2,146)	68
Total					(2,078)	(143)	(379)	334	(2,146)	68

In 2022, the Company renewed hedge nickel program due to the high volatility of nickel prices linked to future cash flows forecast for the period. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Cash flow hedge (Palladium)

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/t oz)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022
Palladium Revenue Hedge Program
Call Options	33,171	44,228	S	3,369	(3)	(5)	-	6	(3)
Put Options	33,171	44,228	B	2,436	56	146	10	36	56
Total					53	141	10	42	53

f) Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Index	Average rate	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022	2023	2024+
CDI vs. US$ fixed rate swap					(715)	(2,572)	(73)	174	(157)	(90)	(467)
Receivable	R$ 7,780	R$ 8,142	CDI	100.32%
Payable	US$ 1,820	US$ 1,906	Fix	2.51%

TJLP vs. US$ fixed rate swap					(365)	(723)	(60)	29	(102)	(28)	(235)
Receivable	R$ 1,104	R$ 1,192	TJLP +	1.08%
Payable	US$ 291	US$ 320	Fix	3.25%

R$ fixed rate vs. US$ fixed rate swap					587	(354)	13	98	(2)	228	361
Receivable	R$ 5,592	R$ 5,730	Fix	3.86%
Payable	US$ 1,053	US$ 1,084	Fix	-1.56%

IPCA vs. US$ fixed rate swap					(291)	(656)	14	36	30	(3)	(318)
Receivable	R$ 1,456	R$ 1,508	IPCA +	4.54%
Payable	US$ 360	US$ 373	Fix	3.88%

IPCA vs. CDI swap					244	228	-	1	244	-	-
Receivable	R$ 786	R$ 769	IPCA +	6.63%
Payable	R$ 1,350	R$ 1,350	CDI	98.76%

Forward	R$ 5,330	R$ 6,013	B	4.82	742	(22)	132	81	401	292	49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

g) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Index	Average rate	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022	2023	2024+
Libor vs. US$ fixed rate swap					219	62	(3)	11	34	110	75
Receivable	US$ 950	US$ 950	Libor	0.13%
Payable	US$ 950	US$ 950	Fix	0.48%

h) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022
Brent crude oil (bbl)
Call options	571,500	762,000	B	81	71	39	16	9	71
Put options	571,500	762,000	S	55	(5)	(14)	-	1	(5)

Forward Freight Agreement (days)
Freight forwards (days)	330	330	B	23,650	16	8	-	2	16

i) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	March 31, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2022	2022+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.17	58	70	-	12	58

Embedded derivative in natural gas purchase agreement (volume/month)
Call options	746,667	729,571	S	233	(37)	(3)	-	26	(37)
Fixed price sales protection (ton)
Nickel forwards	288	342	B	16,285	21	8	3	2	21

Hedge program for products acquisition for resale (tons)
Nickel forwards	910	1,206	S	32,694	2	(6)	(60)	7	2

j) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as of March 31, 2022.

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables.

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(715)	(2,863)	(5,011)
	US$ interest rate inside Brazil decrease	(715)	(898)	(1,093)
	Brazilian interest rate increase	(715)	(924)	(1,136)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(365)	(716)	(1,067)
	US$ interest rate inside Brazil decrease	(365)	(385)	(406)
	Brazilian interest rate increase	(365)	(421)	(472)
	TJLP interest rate decrease	(365)	(401)	(437)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	587	(608)	(1,803)
	US$ interest rate inside Brazil decrease	587	538	486
	Brazilian interest rate increase	587	384	198
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(291)	(731)	(1,170)
	US$ interest rate inside Brazil decrease	(291)	(331)	(372)
	Brazilian interest rate increase	(291)	(389)	(483)
	IPCA index decrease	(291)	(345)	(399)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. CDI swap	Brazilian interest rate increase	244	235	227
	IPCA index decrease	244	239	234
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(239)	(234)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	219	137	53
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	(137)	(53)

NDF BRL/USD	R$ depreciation	742	(266)	(1,274)
	US$ interest rate inside Brazil decrease	742	716	689
	Brazilian interest rate increase	742	625	515
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	67	15	(26)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	(15)	26

Forward Freight Agreement
Forwards	Freight price decrease	16	3	(11)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(3)	11

Nickel sales fixed price protection
Forwards	Nickel price decrease	21	10	-
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(10)	-

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	2	(13)	(48)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	13	48

Nickel Revenue Hedging Program
Options	Nickel price increase	(2,078)	(3,678)	(5,277)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	3,678	5,277

Palladium Revenue Hedging Program
Options	Palladium price increase	53	5	(40)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	(5)	40

Option - SPCs	SPCs stock value decrease	58	7	-

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Gas purchase	Pellet price increase	(37)	(88)	(155)

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

k) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	March 31, 2022		December 31, 2021
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	665	-	712	-
Aa2	1,779	33	1,592	81
Aa3	1,809	200	2,761	187
A1	7,811	199	6,387	19
A2	14,107	967	19,408	220
A3	7,799	427	8,471	111
Baa1	514	-	500	-
Baa2	66	-	59	-
Ba2 (i)	3,433	403	15,420	28
Ba3 (i)	5,012	99	11,096	-
Others	140	44	31	83
	43,135	2,372	66,437	729

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

18.       Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	March 31, 2022					December 31, 2021
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 20)	42,931	-	-	42,931	65,409	-	-	65,409
Short-term investments (note 20)	-	-	204	204	-	-	1,028	1,028
Derivative financial instruments (note 17a)	-	-	1,272	1,272	-	-	619	619
Accounts receivable (note 9)	3,464	-	11,333	14,797	3,921	-	17,919	21,840
	46,395	-	12,809	59,204	69,330	-	19,566	88,896
Non-current
Judicial deposits (note 25c)	6,891	-	-	6,891	6,808	-	-	6,808
Restricted cash	722	-	-	722	653	-	-	653
Derivative financial instruments (note 17a)	-	-	1,100	1,100	-	-	110	110
Investments in equity securities (note 12)	-	28	-	28	-	33	-	33
	7,613	28	1,100	8,741	7,461	33	110	7,604
Total of financial assets	54,008	28	13,909	67,945	76,791	33	19,676	96,500

Financial liabilities
Current
Suppliers and contractors (note 11)	16,327	-	-	16,327	19,393	-	-	19,393
Derivative financial instruments (note 17a)	-	-	2,650	2,650	-	-	1,355	1,355
Loans, borrowings and leases (note 20)	5,228	-	-	5,228	6,720	-	-	6,720
Liabilities related to the concession grant (note 12a)	4,348	-	-	4,348	4,241	-	-	4,241
Other financial liabilities - Related parties (note 28)	1,800	-	-	1,800	2,192	-	-	2,192
Contract liability	2,349			2,349	3,158	-	-	3,158
	30,052	-	2,650	32,702	35,704	-	1,355	37,059
Non-current
Derivative financial instruments (note 17a)	-	-	1,213	1,213	-	-	3,301	3,301
Loans, borrowings and leases (note 20)	61,175			61,175	70,189	-	-	70,189
Participative stockholders' debentures (note 19)	-	-	20,366	20,366	-	-	19,078	19,078
Liabilities related to the concession grant (note 12a)	7,500			7,500	8,017	-	-	8,017
Financial guarantees (note 6a)	-	-	2,412	2,412	-	-	3,026	3,026
	68,675	-	23,991	92,666	78,206	-	25,405	103,611
Total of financial liabilities	98,727	-	26,641	125,368	113,910	-	26,760	140,670

a) Hierarchy of fair value

		Consolidated
		March 31, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments (note 20)	204	-	-	204	1,028	-	-	1,028
Derivative financial instruments (note 17)	-	2,314	58	2,372	-	659	70	729
Accounts receivable (note 9)	-	11,333	-	11,333	-	17,919	-	17,919
Investments in equity securities (note 12)	28	-	-	28	33	-	-	33
	232	13,647	58	13,937	1,061	18,578	70	19,709

Financial liabilities
Derivative financial instruments (note 17)	-	3,863	-	3,863	-	4,656	-	4,656
Participative stockholders' debentures (note 19)	-	20,366	-	20,366	-	19,078	-	19,078
Financial guarantees (note 6)		2,412		2,412	-	3,026	-	3,026
	-	26,641	-	26,641	-	26,760	-	26,760

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the periods presented.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.i) Changes in Level 3 assets and liabilities during the period

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2021	70	-
Gain and losses recognized in income statement	(12)
Balance at March 31, 2022	58	-

b) Fair value of loans and borrowings

	Consolidated
	March 31, 2022		December 31, 2021
Quoted in the secondary market:
Bonds	35,286	39,810	41,564	51,068
Eurobonds	-	-	-	-
Debentures	2,103	2,103	2,160	2,160
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,813	2,360	1,975	2,508
R$, with fixed interest	51	51	73	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	61	61
Debt contracts in the international market in:
US$, with variable and fixed interest	17,593	16,558	20,173	18,030
Other currencies, with variable interest	488	49	486	299
Other currencies, with fixed interest	463	917	597	654
Total	57,797	61,848	67,089	74,780

19.       Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2022 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$1,120 (US$225 million) for the second semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$49.10 per debenture for the year ended December 31, 2021, to R$52.41 per debenture for the period ended March 31, 2022, resulting in an expense of R$1,311 (US$249 million) recorded in the income statement for the three-month period ended March 31, 2022. As of March 31, 2022, the liability was R$20.366 (US$4,299 million) (R$19.078 (US$3,419 million) as of December 31, 2021).

20.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)      Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	March 31, 2022	December 31, 2021
Debt contracts	58,509	67,967
Leases	7,894	8,942
Total of loans, borrowings and leases	66,403	76,909

(-) Cash and cash equivalents	42,931	65,409
(-) Short-term investments	204	1,028
Net debt	23,268	10,472

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits, and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$17,393 (US$5,013 million) (R$37,468 (US$6,714 million) in December 31, 2021) denominated in R$, indexed to the CDI), R$23,752 (US$3,671 million) R$26,613 (US$4,769 million) in December 31, 2021) denominated in US$ and R$1,786 (US$377 million) (R$1,328 (US$238 million) in December 31, 2021) denominated in other currencies as of March 31, 2022.

c)       Short-term investments

As of March 31, 2022, the balance of R$204 (US$43 million) (R$1,028 (US$184 million) as of December 31, 2021) substantially comprises investments in exclusive investment fund immediately liquidity, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)        Loans, borrowings and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Quoted in the secondary market:
US$ Bonds	6.02%	-	-	35,286	41,564
R$, Debentures (ii)	10.48%	1,023	1,038	1,080	1,122
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	431	530	1,382	1,445
R$, with fixed interest	2.86%	47	67	4	6
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	61	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	2.36%	1,681	2,673	15,912	17,500
Other currencies, with variable interest	4.11%	431	430	57	56
Other currencies, with fixed interest	3.72%	9	67	454	530
Accrued charges		712	878	-	-
Total		4,334	5,744	54,175	62,223

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2022.

(ii) The Company has debentures in Brazil with BNDES raised for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2.93% per year in US$.

Future flows of debt payments, principal and interest

	Consolidated
	Principal	Estimated future interest payments (i)
2022	3,445	2,172
2023	548	2,869
2024	9,575	2,713
2025	761	2,524
Between 2026 and 2030	13,831	8,043
2031 onwards	29,637	11,960
Total	57,797	30,281

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2022, and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA, which is defined in note 4, and interest coverage. The Company did not identify any instances of noncompliance as of March 31, 2022.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	44,501	2,120	21,346	67,967
Additions	-	-	2,361	2,361
Repayments	(80)	(249)	(1,841)	(2,170)
Interest paid (i)	(800)	(62)	(84)	(946)
Cash flow from financing activities	(880)	(311)	436	(755)

Effect of exchange rate	(7,511)	(144)	(1,884)	(9,539)
Interest accretion	552	203	81	836
Non-cash changes	(6,959)	59	(1,803)	(8,703)

March 31, 2022	36,662	1,868	19,979	58,509

(i) Classified as cash flow due to operational activities.

Funding and repayments

In January 2022, the Company contracted two lines of credit indexed to Libor, in the amount of US$425 (R$2,361 million) with maturity in 2027 with The Bank of Nova Scotia, and prepaid US$200 (R$993 million) of a line of credit maturing in 2023 with the same bank.

Lease liabilities

	Consolidated
	December 31, 2021	Additions and contract modifications	Payments (i)	Interest	Transfer to liabilities held for sale	Translation adjustment	March 31, 2022
Ports	3,982	4	(91)	34	(79)	(507)	3,343
Vessels	2,731	-	(83)	24	-	(405)	2,267
Pelletizing plants	1,253	42	(6)	13	-	-	1,302
Properties	577	94	(17)	-	-	(7)	647
Energy plants	328	-	(5)	3	-	(47)	279
Mining equipment	71	-	(14)	5	-	(6)	56
Total	8,942	140	(216)	79	(79)	(972)	7,894

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities for the period ended March 31, 2022 was R$304 (US$58 million) (2021: R$180 (US$33 million)).

Discount rates

Discount rate
Ports	3% to 6%
Vessels	3% to 4%
Pelletizing plants	3% to 5%
Properties	3% to 7%
Energy plants	4% to 5%
Mining equipment	3% to 7%

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2022	2023	2024	2025	2026 onwards	Total	Average remaining term (years)
Ports	238	311	308	308	3,531	4,696	4 to 21
Vessels	225	293	286	279	1,637	2,720	3 to 11
Pelletizing plants	265	230	217	217	612	1,541	2 to 11
Properties	211	129	111	67	228	746	2 to 9
Energy plants	25	31	27	27	269	379	8
Mining equipment	23	18	14	10	3	68	2 to 6
Total	987	1,012	963	908	6,280	10,150	-

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Guarantees

As of March 31, 2022 and December 31, 2021, loans and borrowings are secured by property, plant and equipment in the amount of R$469 (US$99 million) and R$458 (US$82 million), respectively. The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

21.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 6 victims still missing, and caused extensive property and environmental damage in the region.

As a result, on February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture.

Changes on the provisions in the period

	Consolidated
	December 31, 2021	Present value adjustment	Disbursements (i)	March 31, 2022
Global Settlement for Brumadinho
Payment obligations	7,964	162	-	8,126
Provision for socio-economic reparation and others	4,757	51	(4)	4,804
Provision for social and environmental reparation	3,933	240	(40)	4,133
	16,654	453	(44)	17,063
Commitments
Tailings containment and geotechnical safety	1,772	8	(108)	1,672
Individual indemnification	640	-	(160)	480
Other commitments	671	(2)	(22)	647
	3,083	6	(290)	2,799

	19,737	459	(334)	19,862

Current liabilities	6,449	-	-	6,561
Non-current liabilities	13,288	-	-	13,301
Liabilities	19,737	-	-	19,862

Discount rate	8.08%			8.25%

(i) Disbursement is presented net of the judicial deposits utilization.

The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In the three-month period ended March 31, 2022, the Company incurred expenses in the amount of R$640 (US$123 million) (2021: R$637 (US$115 million)).

a) Global Settlement for Brumadinho

The Global Agreement is segmented between: (i) obligations payable directly by the State of Minas Gerais and Institutions of Justice, for the execution of socio-economic repair and socio-environmental compensation projects whose that will be carried out or managed by these institutions; (ii) socioeconomic repair projects in Brumadinho and other municipalities; and (iii) development of the environmental reparation plan, and projects for the compensation of environmental damage already known, which aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years. Variations in the estimated amounts for project execution, although defined in the agreement, are Vale's responsibility and changes in relation to the original budgets may change the balance of the provision in the future.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, although Vale monitors this provision, the amount recorded may change depending on several factors that are not under the control of the Company.

b) Contingencies and other legal matters

(b.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to take specific remediation and reparation actions. As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the parties ratified the agreement with the Public Defendants of the State of Minas Gerais. Thus, the Company is continuing to enter into individual agreements.

b.ii) Collective Labor Civil Action

In 2021, public civil actions were filed in the Betim Labor Court in the state of Minas Gerais, by a workers' union claiming the payment of compensation for death damages to own and outsourced employees, who died as a result of the rupture of Dam I. An initial sentence was published condemning Vale to pay R$1 (US$211 thousand) per fatal victim. Vale is defending itself on the lawsuits and understands that the likelihood of loss is possible.

(b.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2022.

On November 24, 2021, a new Complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the putative class action already pending in the Eastern District of New York court, asserting virtually the same claims against the same defendants as those in the putative class case.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these processes is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The Plaintiff did not specify the amounts alleged in this demand.

(b.iv) Arbitration proceedings in Brazil filed by minority stockholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 385 minority stockholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s minority stockholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the Claimants argue Vale was aware of the risks associated with the dam, and failed to disclose it to the stockholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission in Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the assessment of the Company's legal advisors, the expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$380 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$823 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(b.v) Investigations conducted by CVM and the Securities and Exchange Commission (“SEC”)

Vale expects that the SEC will commence proceedings against Vale alleging violations of U.S. securities laws arising from Vale’s disclosures about its dam safety management and the dam at Brumadinho. The SEC could seek an injunction against future violations of U.S. federal securities laws, the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. At this time, it is not yet possible to estimate the amount or range of potential loss to the Company or to state with certainty the timing for commencement of an action. Vale believes that its disclosures did not violate U.S. law and will vigorously contest any such allegations.

The CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. At this time, it is not yet possible to estimate the value or a range of potential loss to the Company.

(b.vi) Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. In November 2021, the federal police concluded an investigation on potential criminal liability for the Brumadinho dam rupture. The investigation has been sent to the MPF, which has not brought criminal charges against Vale. The MPF and the federal police conducted a separate investigation into the causes of the dam rupture in Brumadinho, which may result in new criminal proceedings Vale is defending itself against the criminal claims and is no possible to estimate when a decision will be issued.

c) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

22.       Liabilities related to associates and joint ventures

a) Rupture of Samarco dam

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement.

Judicial recovery of Samarco

Under the Framework Agreement, the TacGov Agreement and Renova’s bylaws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

In April 2021, Samarco announced the request for Judicial Reorganization (“RJ”) that was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Fundação Renova.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The RJ does not affect Samarco’s obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the Framework Agreement. Thus, the liability recorded by Vale on December 31, 2021 are recognized base on the assumption that Samarco does not have the capacity to generate cash enough to make all cash contributions to the Fundação Renova.

In addition, ongoing discussions in the context of the RJ may lead to the loss of deductibility of part of the expenses incurred with the Fundação Renova and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. The total amount exposed as of March 31, 2022 is R$8,476 (US$1,789 million), of which R$2,376 (US$502 million) refers to expenses already incurred and considered as part of the Company’s uncertain tax positions.

The Company works in the perspective that the mechanisms resulting from the RJ will continue to allow the deductibility of these expenses, however, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the value of the deferred tax recognized by the Company.

Changes on the provisions in the period

	Consolidated
	2022	2021
Balance at January 1,	17,371	10,782
Disbursements	-	(568)
Present value valuation	(80)	(348)
Balance at March 31,	17,291	9,866

	March 31, 2022	December 31, 2021
Current liabilities	11,186	9,964
Non-current liabilities	6,105	7,407
Liabilities	17,291	17,371

Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture. Due to the new safety requirements set by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam. As of March 31, 2022, Vale total provision is R$1,127 (US$ 238 million) R$1,126 (US$ 202 million) as of December 31, 2021), for de-characterization of Germano tailings dam.

Samarco’s working capital

In addition to the provision, Vale S.A. made available R$113 (US$21 million) during the three-month period ended March 31, 2021, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. For the three-month period ended March 31, 2022, Vale was not required to fund Samarco’s working capital.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

The Framework Agreement established a possible renegotiation of Fundação Renova reparation programs upon the completion of studies carried by specialist engaged to assist the Public Prosecutor's Office in this process. In October 2020, the MPF requested the resumption of its public civil action of R$155 billion (US$32.7 billion) , due to a difficulty in hiring of technical advisors. Discussion for the renegotiation began in April 2021, and a letter of principles was finalized and signed in June 2021 by the companies Vale, BHPB and Samarco, as well as representatives of the Government and various Justice Institutions. Depending on the conclusion of the specialists hired and the court decision in this regard, the Company may recognize additional provisions for the fulfillment of the programs determined in the Framework Agreement.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. In the three-month period ended March 31, 2021, the Company received US$33 (R$174 million). The Company recorded a gain in the income statement as “Equity results and other results in associates and joint ventures”.

23.       Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to regulations, which requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as described below.

a) De-characterization of dam structures located in Brazil

As a result of the Brumadinho dam rupture (note 21), the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams, however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods, as presented in item (b) below.

In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. A substantial part of the Company's de-characterization projects will be completed in 15 years, which exceeds the date established in the regulation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, on February 21, 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of R$192 (US$37 million) to make investments in social and environmental projects over a period of 8 years.

Changes on the provisions in the period

	Consolidated
	2022	2021
Balance at January 1,	19,666	11,897
Additional provision	192	-
Disbursements	(357)	(461)
Present value valuation	(188)	(258)
Balance at March 31,	19,313	11,178

	March 31, 2022	December 31, 2021
Current liabilities	2,088	2,518
Non-current liabilities	17,225	17,148
Liabilities	19,313	19,666

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$559 (US$107 million) for the period ended March 31, 2022 (2021: R$619 (US$113 million)). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Consolidated
	Liability		Discount rate
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	Cash flow duration
Liability by geographical area
Brazil	7,357	7,786	5.61%	5.48%	2119
Canada	10,320	15,221	0.55%	0.00%	2151
Oman	581	684	2.88%	3.03%	2035
Indonesia	366	432	4.22%	4.20%	2061
Other	1,181	1,432	0.00 - 10.33%	0.00 - 7.79%	-
	19,805	25,555

Provision changes during the period

	Consolidated
	2022			2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance at January 1,	23,906	1,649	25,555	21,929	1,571	23,500
Adjustment to present value (i)	(2,955)	(4)	(2,959)	622	108	730
Disbursements	(100)	(84)	(184)	(475)	(310)	(785)
Revisions on projected cash flows	-	-	-	1,000	276	1,276
Translation adjustment	(2,345)	(22)	(2,367)	1,108	4	1,112
Transfer to assets held for sale (note 14)	(231)	(9)	(240)	(278)	-	(278)
Balance at March 31,	18,275	1,530	19,805	23,906	1,649	25,555

	March 31, 2022			December 31, 2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	444	531	975	400	550	950
Non-current	17,831	999	18,830	23,506	1,099	24,605
Liability	18,275	1,530	19,805	23,906	1,649	25,555

(i) Mainly refers to the increase in the discount rate of the asset retirement obligation in Canada, which increased from 0.00% to 0.55% in the three-month period ended March 31, 2022. The adjustment in provision was capitalized to the property, plant and equipment (note 16).

Financial guarantees

The Company has issued letters of credit and surety bonds for R$3,800 (US$802 million) as of March 31, 2022 (2021: R$3,373 (US$605 million), in connection with the asset retirement obligations for its base metals operations.

24.        Provisions

			Consolidated
	Current liabilities		Non-current liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Provisions for litigation (note 25)	519	516	5,647	5,647
Employee postretirement obligations (note 26)	486	553	7,535	8,556
Payroll, related charges and other remunerations	2,549	4,553	-	-
Onerous contracts (note 14)	-	208	-	4,879
	3,554	5,830	13,182	19,082

25.       Litigations

The Company is defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as of March 31, 2022 is R$2,271 (US$479 million) (2021: R$2,243 (US$402 million)). This proceeding is guaranteed by a judicial deposit in the amount of R$2,621 (US$553 million) recorded as of March 31, 2022 (2021: R$2,586 (US$463 million)).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2021	2,542	1,579	2,000	42	6,163
Additions and reversals, net	9	(16)	93	(1)	85
Payments	(2)	(109)	(45)	-	(156)
Indexation and interest	33	53	40	1	127
Translation adjustment	-	(3)	-	-	(3)
Discontinued operations (note 14a)	(5)	(37)	(8)		(50)
Balance at March 31, 2022	2,577	1,467	2,080	42	6,166
Current liabilities	79	106	327	7	519
Non-current liabilities	2,498	1,361	1,753	35	5,647
	2,577	1,467	2,080	42	6,166

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,520	1,354	1,741	56	5,671
Additions and reversals, net	(9)	(7)	105	(1)	88
Payments	-	(63)	(51)	(1)	(115)
Indexation and interest	21	55	30	2	108
Balance at March 31, 2021	2,532	1,339	1,825	56	5,752
Current liabilities	40	75	354	1	470
Non-current liabilities	2,492	1,264	1,471	55	5,282
	2,532	1,339	1,825	56	5,752

(i) Includes amounts regarding to social security claims that were classified as labor claims.

b)       Contingent liabilities

	Consolidated
	March 31, 2022	December 31, 2021
Tax litigations	31,915	28,891
Civil litigations	8,416	8,384
Labor litigations	3,021	2,882
Environmental litigations	5,449	5,322
Total	48,801	45,479

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

As reported in the annual financial statements for 2021, the Company is a counterparty in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Tax proceedings - PIS/COFINS

The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. In the current period the Company received new proceedings in the amount of R$2,070 (US$437 million), for which the likelihood of loss is deemed possible.

(b.ii) Tax proceedings - Value added tax on services and circulation of goods (“ICMS”)

Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. During 2022, the Company received new proceedings in the amount of R$187 (US$40 million), for which the likelihood of loss is deemed possible.

c) Judicial deposits

	Consolidated
	March 31, 2022	December 31, 2021
Tax litigations	5,399	5,341
Civil litigations	586	559
Labor litigations	776	783
Environmental litigations	130	125
Total	6,891	6,808

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$11.5 billion (US$2.4 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

26.       Employee benefits

a) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives, whose objective is to encourage the permanence of employees and stimulate performance.

On March 30, 2022, a new cycle of the Matching program started, and the fair value estimate was based on the Company's share price and ADR at the grant date, R$95.87 and US$20.03 per share. The number of shares that will be granted for the 2022 cycle was 1,084,065 (2021: 1,046,255 shares). The fair value of the program will be recognized on a straight-line basis over the required three-month period of service, net of estimated losses.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	Total
	March 31, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	5,135	-	-	4,488	-	-
Interest income	106	-	-	313	-	-
Changes on asset ceiling	1,149	-	-	326	-	-
Translation adjustment	(145)	-	-	8	-	-
Balance at end of the period	6,245	-	-	5,135	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(29,356)	(3,428)	(6,464)	(15,808)	(22,228)	(7,967)
Fair value of assets	35,601	1,871	-	20,943	21,086	-
Effect of the asset ceiling	(6,245)	-	-	(5,135)	-	-
Liabilities	-	(1,557)	(6,464)	-	(1,142)	(7,967)

Current liabilities	-	(151)	(335)	-	(266)	(287)
Non-current liabilities	-	(1,406)	(6,129)	-	(876)	(7,680)
Liabilities	-	(1,557)	(6,464)	-	(1,142)	(7,967)

27.        Stockholders’ equity

a) Share capital

As of March 31, 2022, the share capital was R$77,300 (US$61,614 million) corresponding to 4,999,040,063 shares issued and fully paid without par value.

	March 31, 2022
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,633,137,500	-	1,633,137,500
Previ	413,493,256	-	413,493,256
Capital World Investors	360,598,669	-	360,598,669
Capital Research Global Investors	293,135,748	-	293,135,748
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Others	3,107,227,415	-	3,107,227,415
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,740,364,915	12	4,740,364,927
Shares in treasury	258,675,136	-	258,675,136
Total capital	4,999,040,051	12	4,999,040,063

The information presented above is based on communications sent by stockholders pursuant to Instruction 358 issued by the Brazilian Securities Exchange Commission (“CVM”).

b) Cancellation of treasury shares

On February 24, 2022, the Board of Directors approved the cancellation of 133,418,347 common shares issued by the Company and held in treasury, without reducing the value of its share capital. The effect of R$14,589 (US$2,801 million) was recorded in shareholders' equity as “Treasury shares used and cancelled”.

c) Remuneration approved

In February 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$17,849 (US$3,500 million), which was fully paid on March 16, 2022.

d) Share buyback

In 2021, the Board of Directors approved a share buyback program to repurchase 470,000,000 common shares. During the period ended March 31, 2022, the Company repurchased 100,156,362 common shares and their respective ADRs, corresponding to a total amount of R$9,176 (US$1,788 million), of which R$4,949 (US$958 million) were acquired through wholly owned subsidiaries and R$4,227 (US$830 million) by the Parent Company. (2021: 291,184,500 shares, corresponding to R$29,121 (US$5,546 million), of which R$13,547 (US$2,538 million) were acquired through wholly owned subsidiaries and R$15,574 (US$3,008 million) by the Parent Company). The subsidiaries continue to hold the acquired shares as of March 31, 2022.

On April 27, 2022 (subsequent event), the Board of Directors approved a new share buyback program for Vale’s common share which will be limited to a maximum of 500,000,000 common shares, and their respective ADRs. The program will be carried out over up to an 18-month period.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

28.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)       Transactions with related parties

	Consolidated
	Three-month period ended March 31, 2022			Three-month period ended March 31, 2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	700	(1,018)	(81)	888	(690)	2
Companhia Siderúrgica do Pecém	670	-	(33)	876	-	18
Aliança Geração de Energia S.A.	-	(132)	-	12	(153)	-
Pelletizing companies (i)	-	(367)	(48)	-	(117)	(15)
MRS Logística S.A.	-	(344)	-	-	(270)	-
Norte Energia S.A.	-	(162)	-	-	(134)	-
Others	30	(13)	-	-	(16)	(1)
Associates	330	(25)	(13)	326	(30)	(2)
VLI	328	(25)	(3)	325	(30)	(3)
Others	2	-	(10)	1	-	1
Major stockholders	404	-	1,494	295	-	(530)
Bradesco	-	-	1,493	-	-	(535)
Banco do Brasil	-	-	1	-	-	5
Mitsui	404	-	-	295	-	-
Total of continuing operations	1,434	(1,043)	1,400	1,509	(720)	(530)
Discontinued operation - Coal (note 14)	-	-	-	-	(277)	70
Total	1,434	(1,043)	1,400	1,509	(997)	(460)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Outstanding balances with related parties

	Consolidated
	March 31, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets
Joint Ventures	-	452	705	-	419	536
Companhia Siderúrgica do Pecém	-	427	189	-	414	219
Pelletizing companies (i)	-		133	-	-	208
MRS Logística S.A.	-		101	-	-	105
Others	-	25	282	-	5	4
Associates	-	860	-	-	102	17
VLI	-	846		-	87	-
Others	-	14		-	15	17
Major stockholders	1,749	26	401	10,184	23	28
Bradesco	1,668		401	9,744	-	28
Mitsui	-	26	-	-	23	-
Banco do Brasil	81		-	440	-	-
Pension plan		78	-	-	64	-
Total	1,749	1,416	1,106	10,184	608	581

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	March 31, 2022		December 31, 2021
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures	607	1,800	388	2,192
Pelletizing companies (i)	307	1,800	73	2,192
MRS Logística S.A.	228	-	228	-
Others	72	-	87	-
Associates	85	835	57	262
VLI	30	835	32	262
Others	55	-	25	-
Major stockholders	-	530	-	1,488
Bradesco	-	493	-	1,479
Mitsui	-	37	-	9
Pension plan	52		54	-
Total	744	3,165	499	3,942

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

29.       Select notes to Parent Company information (individual interim information)

a)        Income tax reconciliation

	Parent Company
	Three-month period ended March 31,
	2022	2021
Income before income taxes	30,650	38,292
Income taxes at statutory rate – 34%	(10,421)	(13,019)
Adjustments that affect the basis of taxes:
Tax incentives	2,448	2,312
Equity results	5,832	4,674
Others	(5,463)	(1,695)
Income taxes	(7,604)	(7,728)

b)       Recoverable and payable taxes

	Parent Company
	March 31, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	147	-	7	217	-	451
Brazilian federal contributions	2,378	2,828	42	2,730	2,650	47
Income taxes	345	434	2,901	516	-	9,935
Financial compensation for the exploration of mineral resources - CFEM	-	-	318	-	-	306
Others	58	-	701	56	-	390
Total	2,928	3,262	3,969	3,519	2,650	11,129

c)       Accounts receivable

	Parent Company
	March 31, 2022	December 31, 2021
Receivables from customer contracts
Related parties	30,760	46,044
Third parties
Ferrous minerals	1,689	1,897
Base metals	13	9
Others	29	23
Accounts receivable	32,491	47,973
Expected credit loss	(58)	(61)
Accounts receivable, net	32,433	47,912

d)       Suppliers and contractors

	Parent Company
	March 31, 2022	December 31, 2021
Third parties – Brazil	6,725	8,979
Third parties – Abroad	697	1,006
Related parties	841	618
Total	8,263	10,603

e)       Other financial assets and liabilities

	Parent Company
	Current		Non-Current
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Other financial assets
Restricted cash	-	-	359	358
Derivative financial instruments	1,026	410	879	46
Investments in equity securities	-	-	28	33
Related parties - Loans	-	-	44	43
	1,026	410	1,310	480
Other financial liabilities
Derivative financial instruments	346	879	1,041	3,042
Related parties - Loans	12,147	4,574	60,826	81,551
Related parties - Other financial liabilities	1,885	2,235	-	-
Financial guarantees	-	-	2,412	3,026
Liabilities related to the concession grant	4,348	4,241	7,500	8,017
Advance receipts	31	25	-	-
	18,757	11,954	71,779	95,636

f)        Investments

	Parent Company
	2022	2021
Balance at January 1st,	143,640	181,319
Additions and capitalizations	167	403
Disposals	-	(2)
Translation adjustment	(17,307)	8,609
Equity results and others results from subsidiaries	15,483	13,820
Equity results and other results in associates and joint ventures	1,672	(72)
Equity results in statement of comprehensive income	(1,377)	2,021
Dividends declared	(3,363)	(228)
Divestments	(210)	-
Share buyback programs	(4,949)	-
Impairment of CSP	(553)	-
Transfer to asset held for sale - Midwestern System	(1,155)	-
Others	(1,455)	91
Balance at March 31,	130,593	205,961

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

g)        Intangibles

	Parent Company
	Concessions	Software	Total
Balance at December 31, 2021	29,149	291	29,440
Additions	186	31	217
Disposals	(43)	-	(43)
Amortization	(306)	(26)	(332)
Balance at March 31, 2022	28,986	296	29,282
Cost	35,386	1,502	36,888
Accumulated amortization	(6,400)	(1,206)	(7,606)
Balance at March 31, 2022	28,986	296	29,282

	Parent Company
	Concessions	Software	Total
Balance at December 31, 2020	28,015	228	28,243
Additions	183	36	219
Disposals	(13)	-	(13)
Amortization	(297)	(19)	(316)
Balance at March 31, 2021	27,888	245	28,133
Cost	33,330	2,654	35,984
Accumulated amortization	(5,442)	(2,409)	(7,851)
Balance at March 31, 2021	27,888	245	28,133

h)        Property, plant and equipment

	Parent Company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2021	29,235	31,458	11,188	9,236	12,653	1,659	7,543	20,987	123,959
Additions (i)						139		3,598	3,737
Disposals	(4)	(34)	(4)	-	(16)	(9)	-	(108)	(175)
Assets retirement obligation	-	-	-	(6)	-	-	-	-	(6)
Depreciation, amortization and depletion	(300)	(436)	(406)	(177)	(198)	(100)	(295)	-	(1,912)
Transfers	88	666	297	(35)	286		470	(1,772)	-
Balance at March 31, 2022	29,019	31,654	11,075	9,018	12,725	1,689	7,718	22,705	125,603
Cost	41,634	45,817	23,095	13,278	20,219	2,580	17,425	22,705	186,753
Accumulated depreciation	(12,615)	(14,163)	(12,020)	(4,260)	(7,494)	(891)	(9,707)	-	(61,150)
Balance at March 31, 2022	29,019	31,654	11,075	9,018	12,725	1,689	7,718	22,705	125,603

	Parent Company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	28,299	30,567	10,232	9,016	12,713	2,115	7,065	11,331	111,338
Additions (i)	-	-	-	-	-	193	-	2,652	2,845
Disposals	-	-	(3)	-	-	-	-	(12)	(15)
Assets retirement obligation	-	-	-	(335)	-	-	-	-	(335)
Depreciation, amortization and depletion	(314)	(404)	(370)	(199)	(200)	(96)	(267)	-	(1,850)
Transfers	123	188	580	74	94	-	317	(1,376)	-
Balance at March 31, 2021	28,108	30,351	10,439	8,556	12,607	2,212	7,115	12,595	111,983
Cost	37,640	41,814	20,447	11,864	19,247	2,966	15,929	12,595	162,502
Accumulated depreciation	(9,532)	(11,463)	(10,008)	(3,308)	(6,640)	(754)	(8,814)	-	(50,519)
Balance at March 31, 2021	28,108	30,351	10,439	8,556	12,607	2,212	7,115	12,595	111,983

(i) Includes capitalized borrowing costs.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i)        Loans and borrowings

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Quoted in the secondary market:
Bonds	6.02%	-	-	2,466	2,904
Eurobonds	-	-	-	-	-
R$, Debentures	10.48%	1,026	1,037	1,079	1,122
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	434	532	1,385	1,444
R$, with fixed interest	2.86%	46	63	5	8
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	62	-	-
Debt contracts in the international market in:
US$, with variable interest	2.36%	432	698	7,201	9,600
Other, with variable interest	3.72%	-	432	48	57
Accrued charges		128	191		-
Total		2,066	3,015	12,184	15,135

The future flows of debt payments (principal) are as follows:

Parent Company
Debt principal
2022	1,761
2023	484
2024	4,772
2025	695
Between 2026 and 2030	1,856
2031 onwards	4,554
14,122

j)        Provisions

			Parent Company
	Current liabilities		Non-current liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Provisions for litigation	515	511	5,254	5,260
Employee postretirement obligations	220	249	2,287	2,236
Payroll, related charges and other remunerations	1,936	3,259	-	-
	2,671	4,019	7,541	7,496

k)        Litigations

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2021	2,513	1,259	1,960	39	5,771
Additions and reversals, net	8	(36)	93	-	65
Payments	(2)	(110)	(41)	2	(151)
Indexation and interest	30	16	38		84
Balance at March 31, 2022	2,549	1,129	2,050	41	5,769
Current liabilities	78	102	328	7	515
Non-current liabilities	2,471	1,027	1,722	34	5,254
	2,549	1,129	2,050	41	5,769

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,410	1,090	1,687	50	5,237
Additions and reversals, net	(7)	(7)	105	-	91
Payments	-	(63)	(51)	(1)	(115)
Indexation and interest	21	48	30	2	101
Balance at March 31, 2021	2,424	1,068	1,771	51	5,314
Current liabilities	40	75	354	1	470
Non-current liabilities	2,384	993	1,417	50	4,844
	2,424	1,068	1,771	51	5,314

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

l)        Contingent liabilities

	Parent Company
	March 31, 2022	December 31, 2021
Tax litigations	31,287	28,377
Civil litigations	6,596	6,461
Labor litigations	2,909	2,785
Environmental litigations	4,534	4,391
Total	45,326	42,014

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

m)        Transactions with related parties

	Parent Company
	Three-month period ended March 31, 2022			Three-month period ended March 31, 2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries	25,724	(174)	(4,621)	40,160	(1,088)	327
Vale International	25,670	-	(4,585)	40,117	-	345
Others	54	(174)	(36)	43	(1,088)	(18)
Joint Ventures	687	(1,018)	(37)	867	(690)	8
Companhia Siderúrgica do Pecém	657	-	(33)	867	-	18
Aliança Geração de Energia S.A.	-	(132)	-	-	(153)	-
Pelletizing companies (i)	-	(367)	(4)	-	(117)	(9)
MRS Logística S.A.	-	(344)	-	-	(270)	-
Norte Energia S.A.	-	(162)	-	-	(134)	-
Others	30	(13)	-	-	(16)	(1)
Associates	328	(25)	(13)	326	(30)	(2)
VLI	328	(25)	(3)	325	(30)	(3)
Others	-	-	(10)	1	-	1
Major stockholders	-	-	1,483	-	-	(568)
Bradesco	-	-	1,482	-	-	(569)
Banco do Brasil	-	-	1	-	-	1
Total	26,739	(1,217)	(3,188)	41,353	(1,808)	(235)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

n)        Outstanding balances with related parties

	Parent Company
	March 31, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets
Subsidiaries	-	29,370	4,194	-	45,475	1,036
Vale International S.A.	-	29,320	-	-	45,430	-
Minerações Brasileiras Reunidas S.A.		-	3,370	-	-	213
Other	-	50	824	-	45	823
Joint Ventures	-	452	623	-	403	449
Companhia Siderúrgica do Pecém	-	427	189	-	401	219
Pelletizing companies (i)	-	-	133	-	-	208
MRS Logistica S.A.	-	-	19	-	-	18
Other	-	25	282	-	2	4
Associates	-	860	-	-	102	17
VLI	-	846	-	-	87	-
Other	-	14	-	-	15	17
Major stockholders	360	-	401	8,355	-	28
Bradesco	308	-	401	7,970	-	28
Banco do Brasil	52	-	-	385	-	-
Pension Plan	-	78	-	-	64	-
Total	360	30,760	5,218	8,355	46,044	1,530

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	March 31, 2022			December 31, 2021
	Liabilities			Liabilities
	Supplier and contractors	Loans	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries	109	72,973	6,588	135	86,125	7,704
Vale International S.A.	-	72,973	4,601	-	86,125	5,367
Others	109	-	1,987	135	-	2,337
Joint Ventures	607	-	-	387	-	-
Pelletizing companies (i)	307	-	-	73	-	-
MRS Logística S.A.	228	-	-	228	-	-
Others	72	-	-	86	-	-
Associates	73	-	835	42	-	262
VLI	30	-	835	32	-	262
Others	43	-	-	10	-	-
Major stockholders	-	-	530	-	-	1,479
Bradesco	-	-	493	-	-	1,479
Others	-	-	37	-	-	-
Pension plan	52	-	-	54	-	-
Total	841	72,973	7,953	618	86,125	9,445

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: April 27, 2022